UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

First High-School Education Group Co., Ltd.

Full name of registrant:

Former name if applicable:

No. 1-1, Tiyuan Road, Xishan District

Address of principal executive office (Street and number):

Kunming, Yunnan Province, People’s Republic of China, 650228

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First High-School Education Group Co., Ltd. (the “Company”) has experienced a delay in compiling all the information necessary to complete its annual financial statements in connection with the filing of the Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”) and therefore, the Company needs additional time to complete the Form 20-F. The Company currently expects to file the Form 20-F within the 15-day extension period prescribed by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tommy Zhou	(+86)	10-6255 5966
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 14, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (中华人民共和国民办教育促进法实施条例) (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education and their sponsor entities (collectively referred to as the “Affected Entities”).

In compliance with the Implementation Rules and other applicable PRC laws and regulations and based on the relevant accounting standard in accordance with U.S. GAAP, the Company has determined to cease to recognize revenues for all activities related to the Affected Entities after September 1, 2021, and classified the activities related to the Affected Entities as discontinued operations.

The discontinued operations impacted the Company’s financial conditions for the fiscal year ended December 31, 2021 (the “Fiscal Year 2021”). The Company disclosed the unaudited results of operations prepared internally by the management for the Fiscal Year 2021 in a press release dated April 13, 2022 (the “2021 Earnings Release”), which was furnished with the Securities and Exchange Commission (the “SEC”) on Form 6-K on the same date. According to the 2021 Earnings Release, loss from discontinued operations was RMB10.9 million (US$1.7 million) for the Fiscal Year 2021. The Company believes that the loss will not impact on its ability to continue as a going concern.

As disclosed in the 2021 Earnings Release, revenue from continuing operations increased by 13.7% to RMB400.2 million (US$62.8 million) for the Fiscal Year 2021 from RMB351.9 million for the previous fiscal year. Gross profit decreased by 18.1% to RMB126.5 million (US$19.8 million) for the Fiscal Year 2021 from RMB154.5 million for the previous fiscal year. Net income from continuing operations for the Fiscal Year 2021 was RMB39.9 million (US$6.3 million). Basic and diluted earnings per ordinary share from continuing operations for the Fiscal Year 2021 were RMB0.69 (US$0.11) and RMB0.69 (US$0.11), respectively, as compared to RMB1.16 and RMB1.16, respectively, for the previous fiscal year. As of December 31, 2021, the Company’s cash and restricted cash were RMB144.4 million (US$22.7 million), as compared to RMB171.6 million as of December 31, 2020.

The Company’s unaudited financial information set out above is preliminary and subject to potential adjustments, which could result in significant differences from this preliminary unaudited financial information.

The Company has historically relied primarily on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Company believes the cash currently on hand are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next 12 months from the date of the issuance of the consolidated financial statements.

Forward-looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

First High-School Education Group Co., Ltd.

(Name of Registrant as Specified in Charter)

Date: May 3, 2022	By	/s/ Tommy Zhou
		Name:	Tommy Zhou
		Title:	Chief Financial Officer